UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                  Joint Notice

      Bradesco Acquires the Activities and Management of Third Party Funds
                          from Banco J.P. Morgan S.A.

Banco  Bradesco  S.A.  and Banco J.P.  Morgan S.A.  inform  their  stockholders, clients and the market that,  on January 27, 2003,  they signed a "Contract  for the Assignment of Rights and  Obligations  and other  Agreements"  regarding the
acquisition,   by  Bradesco,  of  the  activities  and  management  of  Security
Portfolios and Investment Funds of JPMorgan Fleming Asset Management.

This operation is expected to be concluded  within the next 60 days and involves the  transfer of  approximately  R$ 7 billion in third party funds to  Bradesco, which will manage  more than R$ 60 billion  (ANBID -  Brazilian  Association  of
Investment Banks - figures as of December 2002).

These assets will integrate BRAM's portfolio  (Bradesco Asset Management  Ltda.)
and will be initially  under  supervision of an Advisory  Committee to be set up with professionals from Bradesco, BRAM and JPMorgan,  whose main objective is to maximize the transition quality.

This joint  effort  demonstrates  the  interest  in  preserving  the  management excellence and in offering new services to the existing JPMorgan investors.

Bradesco,  via BRAM,  has a structure  that is  specialized  in third party fund management,  serving  several  market  segments,  including  retail,  corporate, institutional  and  private  sectors,  with  activities  focused on meeting  the specific demands of each investor's profile.

The sale of Brazilian  activities  related to  Administration  and Management of
Third  Party Funds is part of a strategic  decision  of JPMorgan  Fleming  Asset
Management.  Banco J.P.  Morgan S.A. will  concentrate in business areas such as
Investment  Banking,  Local Markets and Private Banking,  reinforcing its strong commitment to the Brazilian market.

This  operation  enhances  the  relationship   between  Bradesco  and  JPMorgan,
institutions  that share the same basic  principles:  respect for their clients, seriousness and transparency.

Banco Bradesco S.A.                                       Banco J.P. Morgan S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.